SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
November 2010

Commission File Number  1-32135

SEABRIDGE GOLD INC.
 (Name of Registrant)

106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seabridge Gold Inc.
(Registrant)

By:	/s/ Rod Chisholm
Name:	Rod Chisholm
Title:	Chief Financial Officer

Date: November 15, 2010

EXHIBITS

Exhibit 99.1
Interim Report to Shareholders, including the President’s Quarterly Report, Management’s Discussion and Analysis for the Three Months and Nine Months ended September 30, 2010, and Unaudited Consolidated Financial Statements for the Three Months and Nine Months ended September 30, 2010.

Exhibit 99.2
Press Release issued November 11, 2010 in which the Registrant announced the filing of its third quarter financial statements and Management’s Discussion and Analysis for the period ended September 30, 2010.